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December 28, 2022

Via EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

	Re:	ETAO International Co., Ltd.
Registration Statement on Form F-4
Filed December 15, 2022
File No. 333-268819

Dear Ms.Nimitz and Ms. Westbrook:

On behalf of ETAO International Co., Ltd. (the “Company”), we are hereby responding to the letter dated December 23, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form F-4 confidentially submitted to the Commission on December 15, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form F-4 filed December 15, 2022

Other Agreements, page 38

1. We note your disclosure that the sponsor or its affiliates may purchase MCAE securities in open market or private transactions outside of the redemption process. Please explain how such potential purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 39 and 164 of the Revised Registration Statement.

Risks Factors

Risks Related to MCAE and the Business Combination, page 105.

2. Please expand your disclosure here and in the Summary to describe the risks related to the NTA proposal, e.g., that you are not required to maintain minimum net tangible assets in order to complete a business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 33 and 179 of the Revised Registration Statement.

Certain Material U.S. Federal Income Tax Considerations of the Redomestication Merger to U.S.

Holders, page 169

3. Please revise the subheading "Certain Material U.S. Federal Income Tax Considerations of the Redomestication Merger to U.S. Holders" and all references thereto to remove the word "certain." Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 13, 115 and 170 of the Revised Registration Statement.

4. We note your inclusion of a "should" opinion within your prospectus. Please revise to describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 13, 115 and 170 of the Revised Registration Statement.

Signatures, page II-7

5. Your current signature block states that Zihao Zhao is your Sole Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, or advise. Please reconcile with your disclosure beginning on page 261, or advise. Ensure that your registration statement is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on the signature page of the Revised Registration Statement. Currently, the Company’s only director is Zihao Zhao. Directors listed on page 261 of the Revised Registration Statement are directors of Etao International Group, and directors listed on page 266 of the Revised Registration Statement will be directors of the Company, following the consummation of the business combination.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP